UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                     HATTERAS MULTI-STRATEGY TEI FUND, L.P.
                       (Name of Subject Company (Issuer))

                     HATTERAS MULTI-STRATEGY TEI FUND, L.P.
                       (Name of Filing Person(s) (Issuer))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                David B. Perkins
                           8540 Colonnade Center Drive
                                    Suite 401
                                Raleigh, NC 27615
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                Communications on Behalf of the Filing Person(s))

                                 With a copy to:
                             Michael P. Malloy, Esq.
                           Drinker Biddle & Reath LLP
                                One Logan Square
                           Philadelphia, PA 19103-6996
                                  215-988-2700

                                 March 26, 2007
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE

   --------------------------------------------------------------------------
   Transaction Valuation: $ 6,250,000  (a)    Amount of Filing Fee: $191.88 (b)
   --------------------------------------------------------------------------

(a) Calculated as the aggregate maximum value of Interests being purchased.

(b) Calculated at $30.70 per $1,000,000 of the Transaction Valuation.



[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $191.88
                                  ----------------------------
         Form or Registration No.:  SC TO-I
                                  ----------------------------
         Filing Party:  Hatteras Multi-Strategy TEI Fund, L.P.
                        --------------------------------------
         Date Filed:  March 26, 2007
                      ----------------------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[   ]      third-party tender offer subject to Rule 14d-1.

[ X ]      issuer tender offer subject to Rule 13e-4.

[   ]      going-private transaction subject to Rule 13e-3.

[   ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on March 26, 2007 by Hatteras Multi-Strategy TEI Fund, L.P. (the "Fund") in connection with an offer (the "Offer") by the Fund to purchase limited partnership interests ("Interests") in the Fund in an aggregate amount up to $6,250,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 26, 2007.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Interests in the Fund ("Partners") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on April 27, 2007.

2. As of April 27, 2007, five (5) Partners validly tendered Interests and did not withdraw such tenders prior to the expiration of the Offer. These validly tendered Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Interests tendered pursuant to the Offer was calculated as of June 30, 2007 in the amount of $590,429.00.

4. The payment of the purchase price of the Interests or portions of Interests tendered was made in the form of promissory notes issued to each of the Investors whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund
Services, Inc., the Fund's administrator, on behalf of such Investors, in accordance with the terms of the Offer. Two (2) Partners, whose tenders were accepted for purchase by the Fund, did not tender their entire Interest in the Fund, therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to these Partners 100% of the Partners' unaudited net asset value of the Interest tendered. Cash payments in the amount of the unaudited net asset value of each of the Interests tendered were wired to the account designated by each Partner in its Letter of Transmittal on July 19, 2007. Three (3) Partners, whose tenders were accepted for purchase by the Fund, tendered their entire Interests in the Fund; therefore, pursuant to the promissory notes issued to the Partners, the Fund will pay to the Partners at least 90% of the Partners' unaudited net asset value of the Interests tendered (the "Initial Payment"). The Fund will pay the Partners a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (1) the net asset value of the Interests tendered and purchased as of June 30, 2007 (as it may be adjusted based upon the next annual audit of the Fund's financial statements) over (2) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. The Fund expects that the audit will be completed by the end of May 2008. Initial Payments in the amount of at least 90% of the Partners' unaudited net asset value of the Interests tendered were wired to the account(s) designated by such Partners in their Letters of Transmittal on July 19, 2007.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.



                HATTERAS MULTI-STRATEGY TEI FUND, L.P.

                By:      /s/  David B. Perkins
                         -----------------------------------
                         Name:  David B. Perkins
                         Title: President and Chairman of the Board of Directors


                HATTERAS INVESTMENT MANAGEMENT LLC,
                         as General Partner

                By:      /s/  David B. Perkins
                         -----------------------------------
                         Name:  David B. Perkins
                         Title: Managing Member


September 14, 2007